UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2022

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays Bank PLC to Commence Rescission Offer dated 25 July 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: July 25, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

25 July 2022

Barclays Bank PLC

("BBPLC")

BBPLC to Commence Rescission Offer

●
BBPLC will make a rescission offer to eligible purchasers of c.U.S.$17.6 billion of relevant securities issued in excess of registered amounts
●
BBPLC expects to commence the proposed rescission offer on 1 August 2022, and the offer will be open for a period of 30 U.S. business days
●
The expected key terms of the proposed rescission offer are summarised in the Annex to this announcement
●
The terms of the proposed rescission offer will be set forth in a prospectus supplement to be filed with the U.S. Securities and Exchange Commission (the "SEC") upon commencement of the rescission offer

Further to its announcements on 28 March 2022 and 23 May 2022, BBPLC today makes the following announcement:

The Rescission Offer

BBPLC expects to offer to rescind the previous purchases of c.U.S.$17.6 billion of certain affected securities that were issued in excess of registered amounts under BBPLC's U.S. shelf registration statements. Such securities consist of c.U.S.$14.8 billion of structured notes and c.U.S.$2.8 billion of exchange-traded notes.

The proposed rescission offer is expected to be made pursuant to a prospectus supplement under BBPLC's shelf registration statement on Form F-3 filed with the SEC on 23 May 2022.

The terms of the proposed rescission offer, including a description of the relevant affected securities, the eligibility requirements for investors to accept the proposed rescission offer, and the rescission offer proceeds that are expected to be paid to eligible investors, will be set forth in the prospectus supplement. A summary of the expected key terms of the proposed rescission offer is included in the Annex to this announcement.

Securities subject to the Rescission Offer

A list of the CUSIPs of the relevant affected securities that will be subject to the proposed rescission offer can be accessed at https://communications.global.barclays/content/dam/communications-global-barclays/pdf/2022/06/ldnc047433a/Subject_Security_List.pdf.

Timing for the Commencement of the Rescission Offer

BBPLC expects to commence the proposed rescission offer on 1 August 2022. The proposed rescission offer will be open for a period of 30 U.S. business days and expire at 5.00 p.m., Eastern Daylight Time, on 12 September 2022.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Chris Manners                                                                 Jon Tracey

+44 (0) 20 7773 2136                                                     +44 (0) 20 7116 4755

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, with respect to BBPLC. BBPLC cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. These statements are based on the current beliefs and expectations of BBPLC's management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact BBPLC's future financial condition and performance are identified in BBPLC's filings with the SEC (including, without limitation, BBPLC's Annual Report on Form 20-F for the financial year ended 31 December 2021, as amended, which is available on the SEC's website at www.sec.gov).

Subject to BBPLC's obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the U.S.), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BBPLC has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus for this offering in that registration statement and other documents BBPLC has filed with the SEC for more complete information about BBPLC and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the base prospectus from BBPLC by calling toll-free 1-888-227-2275 (extension 7-7990).

Annex

Summary of Expected Key Terms of the Proposed Rescission Offer

Set out below is a summary of the expected key terms of the proposed rescission offer.

Entity to make the proposed rescission offer	Barclays Bank PLC ("BBPLC")
Securities to be subject to the proposed rescission offer
Structured notes and exchange traded notes to be listed and described in an appendix to the prospectus supplement (the "Subject Securities" and each a "Subject Security") that were acquired by certain purchasers in a distribution from BBPLC through an underwriter or other distributor in certain transactions falling on or after the date on which the Subject Securities were first offered to the public, but prior to and excluding the date of the prospectus supplement (the "Relevant Period").  A list of the Subject Securities can be found at https://communications.global.barclays/content/dam/communications-global-barclays/pdf/2022/06/ldnc047433a/Subject_Security_List.pdf.

Anticipated timing of the proposed rescission offer
BBPLC expects to commence the rescission offer on 1 August 2022. The rescission offer will expire 30 U.S. business days later at 5.00 p.m., Eastern Daylight Time, on 12 September 2022 (the "Expiration Date").

Documentation of the proposed rescission offer
The proposed rescission offer will be made pursuant to a prospectus supplement under BBPLC's 2022 shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on 23 May 2022.

Persons eligible to participate in the proposed rescission offer
To be eligible to participate in the proposed rescission offer with respect to a given Subject Security, persons will be required to make representations and warranties and provide BBPLC with evidence to the following effects:

1.    To be deemed an "Eligible Current Investor":

1.1.  Such person purchased the relevant Subject Security during the Relevant Period in a distribution from BBPLC through an underwriter or other distributor;

1.2.  Such person still holds as of the date of the prospectus supplement, and will continue to hold (unless and until tendered through The Depository Trust Company's Automated Tender Offer Program ("ATOP") or repurchased by way of a secondary market trade, in each case pursuant to the proposed rescission offer) at the end of the proposed rescission offer period, the relevant Subject Security, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind; and

1.3.  The relevant Subject Security is not a Redeeming Subject Security or Maturing Subject Security (as defined below).

Eligible Current Investors are referred to as "Initial Investors in Structured Notes" if they purchased a Subject Security that is a structured note ("Structured Note") on its initial trade date, as indicated in the prospectus supplement.

2.    To be deemed an "Eligible Former Investor":

2.1.  Such person purchased the relevant Subject Security during the Relevant Period in a distribution from BBPLC through an underwriter or other distributor; and

2.2.  Either:

a)       Such person no longer holds the relevant Subject Security as of the date of the prospectus supplement and such Subject Security has either been (i) redeemed or matured at a loss, or (ii) sold at a loss, in each case, provided that such investor continuously held such relevant Subject Security until the time of redemption, maturity or sale, as applicable; or

b)       Such person still holds the relevant Subject Security at the date of the prospectus supplement, and will continue to hold it until it is redeemed or reaches its maturity, in each case at a loss, on or before 5:00 p.m., Eastern Daylight Time, on the Expiration Date (such Subject Securities that are redeemed or will mature on or before 5:00 p.m., Eastern Daylight Time, on the Expiration Date, the "Redeeming Subject Securities" or "Maturing Subject Securities", as applicable).

Eligible Current Investors and Eligible Former Investors are collectively referred to as "Eligible Investors."

The following investors will not be considered Eligible Investors for purposes of the proposed rescission offer in respect of Subject Securities acquired pursuant to the following transactions: (i) holders who, either to cover short positions or otherwise, borrowed Subject Securities from us or our affiliates during the Relevant Period; (ii) repurchase agreement counterparties who purchased Subject Securities from us or our affiliates during the Relevant Period pursuant to a repurchase agreement by which we assumed an obligation to repurchase such Subject Securities at a later date; (iii) dealers, underwriters or other distributors who purchased the Subject Securities from us or our affiliates with a view to resell such Subject Securities to the public, either in the open market or in privately negotiated transactions, including in market-making transactions; and (iv) holders of call options, put options or other types of options to purchase, sell or otherwise indirectly acquire or dispose of the Subject Securities or an indirect interest therein.

Evidence of eligibility
BBPLC will accept the following documentation as evidence of meeting the eligibility requirements to participate in the proposed rescission offer:

1.    For Eligible Current Investors that are Initial Investors in Structured Notes: If BBPLC's records corroborate that such investor purchased a Subject Security that is a Structured Note on its initial trade date, as indicated in the prospectus supplement, the investor's ability to tender such Subject Security pursuant to the terms of the prospectus supplement will be considered sufficient evidence.

2.    For Eligible Current Investors that are not Initial Investors in Structured Notes: Satisfactory evidence that such investor purchased the Subject Security in a distribution from BBPLC through an underwriter or other distributor during the Relevant Period, and that such investor continues to hold the Subject Security as of the date of the prospectus supplement, and will continue to hold it (unless and until tendered by way of a secondary market trade pursuant to the proposed rescission offer) until the end of the proposed rescission offer period. For such purposes, BBPLC is prepared to accept the following evidence:

a)     Account statement(s) reflecting the purchase and purchase price information of the relevant Subject Security, and demonstrating the continued holding of such Subject Security until the date of the prospectus supplement;

b)     Receipt, transaction or trade confirmation statement reflecting BBPLC, or an underwriter or other distributor who purchased the Subject Security in a distribution from BBPLC, as a principal seller of the relevant Subject Security, and evidencing that such Subject Security was acquired during the Relevant Period.

3.    For Eligible Former Investors: Satisfactory evidence that such investor purchased the Subject Security in a distribution from BBPLC through an underwriter or other distributor during the Relevant Period, and that either (i) the Subject Security was subsequently sold, redeemed or matured at a loss in a bona fide transaction; or (ii) if such Subject Security is a Redeeming Subject Security or Maturing Subject Security, its redemption or maturity on or before 5:00 p.m., Eastern Daylight Time, on the Expiration Date resulted in a loss and that such investor continuously held such relevant Subject Security until the time of redemption, maturity or sale, as applicable. For such purposes, BBPLC is prepared to accept the following evidence:

a)      Account statement(s) reflecting the purchase and purchase price information of the relevant Subject Security, and the subsequent sale, redemption or maturity (and sale, redemption or maturity price information) of such Subject Security before the date of the prospectus supplement and the continued holding of such Subject Security until the time of sale, redemption or maturity, as applicable;

b)     Receipt, transaction or trade confirmation statement reflecting BBPLC, or an underwriter or other distributor who purchased the Subject Security in a distribution from BBPLC, as a principal seller of the Subject Security, and evidencing that such Subject Security was acquired during the Relevant Period;

c)      Confirmation of the Subject Security being sold, redeemed or matured, on such investor's broker's or account manager's official letterhead, detailing the sale, redemption or maturity price;

d)     Tax documents, such as IRS Form 1099-B, evidencing the losses incurred on the subsequent sale, redemption or maturity of the Subject Security prior to the date of the prospectus supplement;

e)     Daily trade logs reflecting the history of the purchase and sale of the relevant Subject Security.

Further, by accepting the proposed rescission offer, all Eligible Investors will be deemed to have made certain representations, warranties and acknowledgments to, and agreements with, BBPLC, as described in the prospectus supplement.

Expected rescission offer proceeds
Eligible Investors who validly accept the proposed rescission offer are expected to receive the following rescission offer proceeds:

1.    For Eligible Current Investors: upon the tender of the Subject Security to BBPLC by accepting the proposed rescission offer, BBPLC will pay such investor an amount equal to the purchase price such investor paid for the Subject Security, plus interest from the first day of the month following the date of purchase to, and including, the last day of the month preceding the date that payment is made by BBPLC, less the amount of any interest, coupon payments, principal or other income received on such Subject Security.

2.    For Eligible Former Investors: BBPLC will pay such investor an amount equal to the excess, if any, of the amount such investor paid for the Subject Security over the proceeds from the subsequent sale, redemption or maturity of such Subject Security, plus interest (1) on the amount such investor originally paid for the Subject Security from the first day of the month following the date of purchase to, and including, the last day of the month preceding the date of sale, redemption or maturity and (2) on the loss realized from the sale, redemption or maturity of the Subject Security from the first day of the month following the date of sale, redemption or maturity to, and including, the last day of the month preceding the date that payment is made by BBPLC, less the amount of any interest, coupon payments, principal or other income received on such Subject Security.

The indicative rescission offer proceeds that are expected to be paid to Initial Investors in Structured Notes will be included in an appendix to the prospectus supplement. Such calculations are based on a number of assumptions and the final amount of rescission offer proceeds received by Initial Investors in Structured Notes may be different.